EXHIBIT 99.1

Celanese AG
Frankfurter Straße 111

61476 Kronberg im Taunus

ISIN: DE 0005753008
Securities Identification No. 575 300

Invitation
to the Annual General Meeting
of Celanese AG

Dear Shareholders,

We invite you to attend the

Annual General Meeting

of

Celanese AG

on Tuesday, May 30, 2006, 10:00 a.m.,

at

Luise-Albertz-Halle
Düppelstraße 1
(entrance ‘Hauptfoyer 1’ / Danziger Straße)
46045 Oberhausen.

Should it not be possible to complete the Agenda on that day, the Annual General Meeting will be continued at the same venue

ON WEDNESDAY, MAY 31, 2006, 10:00 A.M.

Agenda

1.	Presentation of the audited annual financial statements and the management report of Celanese AG as well as the consolidated financial statements as approved by the Supervisory Board and the group management report for the fiscal year from October 1, 2004 to September 30, 2005, including the report of the Supervisory Board

2.	Resolution on the ratification of the actions of the members of the Board of Management

The Board of Management and the Supervisory Board propose that the actions of the members of the Board of Management be ratified for the fiscal year from October 1, 2004 to September 30, 2005.

3.	Resolution on the ratification of the actions of the members of the Supervisory Board

The Board of Management and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified for the fiscal year from October 1, 2004 to September 30, 2005.

4.	Election of the Auditors

On the basis of a resolution adopted by its Finance & Audit Committee, the Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be elected as the auditor for the annual financial statements and the consolidated financial statements for the fiscal year 2005/2006 (October 1, 2005 to September 30, 2006).

5.	Resolution on the transfer of the shares of the minority shareholders of the Company to Celanese Europe Holding GmbH & Co. KG with registered seat at Kronberg im Taunus (principal shareholder) against payment of a cash compensation

Celanese Europe Holding GmbH & Co. KG with registered seat at Kronberg im Taunus (hereinafter ‘‘CEH’’) holds approx. 98.2 percent of the issued and outstanding share capital of Celanese AG (not including treasury shares). Therefore, CEH is the Company's principal shareholder within the meaning of Section 327a para. 1 sentence 1 of the German Stock Corporation Act (AktG) and has requested that the general meeting of Celanese AG resolve upon the transfer of the shares of the minority shareholders to the principal shareholder against payment of an adequate cash compensation in accordance with Sections 327a et seq. of the German Stock Corporation Act (AktG).

The principal shareholder has set the cash compensation at EUR 62.22 per share in Celanese AG.

The Board of Management and the Supervisory Board propose to adopt, upon request of CEH, the following resolution:

‘‘The shares of the remaining shareholders (minority shareholders) of Celanese AG shall, in accordance with Sections 327a et seq. of the German Stock Corporation Act (AktG), against payment of a cash compensation in the amount of EUR 62.22 for each share in Celanese AG, be transferred to Celanese Europe Holding GmbH & Co. KG with registered seat at Kronberg im Taunus (principal shareholder).’’

The cash compensation to be paid by CEH will accrue interest at an annual rate of two percent above the applicable base rate (Basiszinssatz) pursuant to Section 247 of the German Civil Code (BGB) commencing on the date on which the registration of the transfer resolution into the commercial register of Celanese AG is published.

Deutsche Bank AG, Frankfurt/Main guaranteed the fulfillment of the obligation of the principal shareholder to pay the cash compensation determined for each transferred share without undue delay to the minority shareholders once the transfer resolution has been recorded in the commercial register of the Company.

The principal shareholder has issued a written report setting out the requirements to effect the transfer of the shares of the minority shareholders, as well as explaining and substantiating the adequacy of the cash compensation (‘‘Transfer Report’’).

The adequacy of the cash compensation has been confirmed by Deitmer und Partner GmbH Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Münster, in its capacity as the external auditor selected and appointed by the Frankfurt/Main Regional Court (Landgericht Frankfurt am Main).

6.	Approval of the Domination and Profit and Loss Transfer Agreement with Celanese Chemicals Europe GmbH

Celanese AG as the dominating company and Celanese Chemicals Europe GmbH with registered seat at Kronberg im Taunus as the dominated company entered into a domination and profit and loss transfer agreement.

The Board of Management and the Supervisory Board propose to adopt the following resolution:

‘‘The domination and profit and loss transfer agreement between Celanese AG and Celanese Chemicals Europe GmbH with registered seat at Kronberg im Taunus dated December 22, 2005 is approved.’’

The wording of the domination and profit and loss transfer agreement is as follows:

‘‘Domination and Profit and Loss Transfer Agreement

between

Celanese AG

registered with the commercial register of the
Königstein im Taunus Local Court (Amtsgericht Königstein im Taunus) under docket number HR B 5277 jointly represented by the members of its management board Dr. Andreas Pohlmann and Mr. Peter Jakobsmeier

- ‘Celanese’ -

And

Celanese Chemicals Europe GmbH

registered with the commercial register of the
Königstein im Taunus Local Court (Amtsgericht Königstein im Taunus) under docket number HR B 5827 jointly represented by the managing directors Ms. Petra Zimmer and Dr. Herbert Baltes

- ‘CCE’

Recitals

CCE has a registered share capital of DEM 9,996,500.00. All shares are held by Celanese. The objectives of Celanese as well as of CCE comprise the business of chemicals. With regard to the existing financial integration of CCE into Celanese and in order to achieve a tax grouping (Organschaftsverhältnis) within the meaning of Sections  14 and 17 of the German Corporate Income Tax Act (Körperschaftsteuergesetz) the following domination and profit and loss transfer agreement is concluded.

§ 1
Management

(1)	CCE shall submit the management of its company under the control of Celanese.

(2)	In accordance with this, Celanese shall be entitled to give instructions to the managing directors of CCE with respect to the management of the company. The responsibility of the managing directors of CCE remains unaffected.

§ 2
Profit Transfer

(1)	CCE is obligated to transfer its entire profits to Celanese. Subject to the creation or dissolution of reserves in accordance with para. 2 of this § 2 the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year must be transferred to Celanese.

(2)	With the consent of Celanese, CCE may allocate parts of the annual net income to other earnings reserves (Section 272 para. 3 of the German Commercial Code (HGB)), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other earnings reserves within the meaning of Section 272, para. 3 of the German Commercial Code (HGB) created during the term of this agreement shall be dissolved upon the demand of Celanese and used to compensate an annual net loss or a loss carried forward from the preceding year or transferred as profits.

(3)	Other reserves and profits carried forward from the time before the term of this agreement may not be transferred as profit.

(4)	The obligation to transfer profit becomes due at the end of each fiscal year and bears interest of 5 % p.a. from that date. The obligation to transfer profit applies for the first time to the entire profit of the fiscal year of CCE in which this agreement becomes valid in accordance with § 4, para. 1.

§ 3
Assumption of Loss

(1)	Celanese is obligated to compensate CCE for each annual net loss in accordance with the provisions of Section 302 of the German Stock Corporation Act (AktG) as amended from time to time applicable to domination and profit and loss transfer agreements.

(2)	§ 2 para. 4 applies mutatis mutandis to the obligation to compensate losses.

§ 4
Effectiveness and Term

(1)	This agreement is concluded subject to the consent of the general meeting of Celanese, the shareholders’ meeting of CCE as well as the consents of the supervisory boards of both companies. This agreement shall become valid upon its registration in the commercial register of CCE and shall — apart from the right to give instructions provided for in § 1 above — have retroactive effect for the time since the beginning of the fiscal year of CCE in which the agreement comes into effect.

(2)	This agreement shall continue for an indefinite term. It can be terminated in writing, subject to a notice period of six months, to the end of a fiscal year of CCE. However, this agreement may be terminated for the first time as of the end of the fiscal year of CCE that expires at least five years after the beginning of the fiscal year of CCE in which the agreement becomes valid in accordance with para. 1 sentence 2 of this § 4. In determining whether or not the notice period has been complied with, the point in time at which the letter of termination is received by the respective other party to this agreement shall be decisive.

(3)	The right to terminate this agreement for good cause without notice period shall remain unaffected. Celanese can terminate this agreement for good cause at any time upon the loss of the majority of the voting rights resulting from the shares in CCE or any other good cause within the meaning of Part 60 para. 6 of the German Corporate Income Tax Regulation 2004 (KStR 2004) or any equivalent rule or regulation in force at the time of termination. In lieu of such a termination, the parties may rescind the agreement by mutual consent.

§ 5
Final Provisions

(1)	The costs of the notarization of the resolution by the shareholders' meeting of CCE authorizing this agreement as well as the costs of registering the agreement with the commercial register shall be borne by CCE.

(2)	Should a provision of this agreement be or become invalid, the validity of the remaining provisions shall not be affected thereby. The parties to this agreement undertake to agree on an appropriate provision, in the place of the invalid provision, that comes economically closest to the purpose of the invalid provision. The same shall apply in the case of an omission in the agreement.

Kronberg im Taunus, Dallas/Texas and Oberhausen, December 22, 2005

Peter Jakobsmeier
Celanese AG

Dr. Andreas Pohlmann
Celanese AG

Petra Zimmer
Celanese Chemicals Europe GmbH

Dr. Herbert Baltes
Celanese Chemicals Europe GmbH’’

From the calling for the Annual General Meeting the following documents will be available for inspection by the shareholders at the offices of Celanese AG, Frankfurter Straße 111, 61476 Kronberg im Taunus. Upon request, every shareholder will promptly receive a copy of these documents free of charge. The documents are:

concerning agenda item 1:

–	the annual financial statements and the consolidated financial statements as well as the management report of the Company, the group management report and the report of the Supervisory Board, each for the fiscal year from October 1, 2004 to September 30, 2005.

concerning agenda item 5:

1.	the draft transfer resolution;

2.	the annual financial statements and management reports as well as the consolidated annual financial statements and group management reports of Celanese AG for the fiscal years 2002, 2003, 2004 (short fiscal year from January 1, 2004 to September 30, 2004) and 2004/2005 (fiscal year from October 1, 2004 to September 30, 2005);

3.	the written report issued by Celanese Europe Holding GmbH & Co. KG setting out the requirements to effect the transfer of the shares of the minority shareholders as well as explaining and substantiating the adequacy of the cash compensation (including the request by Celanese Europe Holding GmbH & Co. KG to have the general meeting resolve upon the transfer of the shares; the bank guarantee; the motion by Celanese Europe Holding GmbH & Co. KG with the Frankfurt/Main Regional Court (Landgericht Frankfurt am Main) to select and appoint the external auditor; the court order of the Frankfurt/Main Regional Court (Landgericht Frankfurt am Main) selecting and appointing the external auditor; and the valuation report of Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart, Eschborn/Frankfurt am Main office);

4.	the audit report confirming the adequacy of the cash compensation prepared by Deitmer und Partner GmbH Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Münster, in its capacity as the external auditor selected and appointed by order of the Frankfurt/Main Regional Court (Landgericht Frankfurt am Main).

concerning agenda item 6:

1.	the domination and profit and loss transfer agreement between Celanese AG and Celanese Chemicals Europe GmbH;

2.	the annual financial statements and management reports as well as the consolidated annual financial statements and group management reports of Celanese AG for the fiscal years 2002, 2003, 2004 (short fiscal year from January 1, 2004 to September 30, 2004) and 2004/2005 (the fiscal year from October 1, 2004 to September 30, 2005);

3.	the annual financial statements and management reports of Celanese Chemicals Europe GmbH for the fiscal years 2003, 2004 and 2005;

4.	the joint report issued pursuant to Section 293a of the German Stock Corporation Act (AktG) by the Board of Management of Celanese AG and the managing directors of Celanese Chemicals Europe GmbH.

The above-mentioned documents will also be available for inspection by the shareholders during the Annual General Meeting.

Conditions for Attending the Annual General Meeting and Exercising Voting Rights

To attend the Annual General Meeting and to exercise voting rights, shareholders are required, according to § 13 of the Articles of Association, to be registered in the share register of the Company on the day of the Annual General Meeting and to have registered with the Company to attend the Annual General Meeting by no later than 12:00 midnight CET on May 26, 2006.

The Company will provide the shareholders registered in the share register with the agenda for this year’s Annual General Meeting as well as with a registration form and a proxy authorization form.

We ask the shareholders registered in the German part of the share register to submit their notification to attend the Annual General Meeting to one of the following addresses:

By post:	Celanese AG Aktionärsservice c/o registrar services GmbH POBox 60630 Frankfurt am Main, Germany
By fax:	+ 49 (0) 69 / 91 06 26 33
Via the internet:	http://www.celanese.de/de/hv

We ask the shareholders registered in the US part of the share register to submit their notification to attend the Annual General Meeting to one of the following addresses:

By post:	Mellon Investor Services, L.L.C. PO Box 3671, South Hackensack NJ 07606-9371, USA
By fax:	+ 1 201 680 46 71
Via the internet:	http://www.celanese.de/hv

The relevant address for the notification is also specified in the documents to be sent to each shareholder.

Shareholders can also exercise their voting rights by proxy, in particular through a credit institute or a shareholders’ association. If neither a credit institute nor a shareholders’ association is to act as proxy, the power of attorney has to be granted in writing or by fax.

In addition, we offer to those shareholders who cannot participate personally to be represented in accordance with their instructions by proxies named by the Company. These proxies are employees of the Company and are authorized by the shareholders to exercise voting rights in accordance with the shareholders’ instructions as to the items on the agenda. The proxies and the instructions concerning the vote can be transmitted until the end of May 26, 2006, i.e. 12:00 midnight CET of that day, at the relevant above mailing address or fax number.

In case shareholders would like to exercise their right to make countermotions and election proposals before the date of the Annual General Meeting, the countermotions and election proposals must be exclusively addressed to the following address:

Celanese AG
Corporate Secretary
Frankfurter Straße 111
61476 Kronberg im Taunus, Germany

Fax: +49 (0) 69 / 305 3 67 80

or by e-mail to: HV2006@celanese.com

Countermotions and election proposals that are addressed to a different address will not be taken into account.

Countermotions and election proposals that must be made accessible to the shareholders as well as possible comments by the Board of Management and/or the Supervisory Board will be made accessible on the internet at http://www.celanese.de/hv.

Kronberg im Taunus, in April 2006

Celanese AG
The Board of Management

This document constitutes a convenience translation of the authentic German version.
In case of any discrepancies the German version shall be authoritative.

The German version is available for inspection at http://www.celanese.de/de/hv. It will also be sent immediately and free of charge to any shareholder upon request.

Important Notice in accordance with U.S. Securities Laws

At the request of CEH, Celanese AG will mail to shareholders a supplement to CEH’s Going-Private Disclosure Document on Schedule 13E-3. Celanese AG shareholders are strongly advised to read the supplement when it is mailed, the Rule 13e-3 Transaction Statement, any amendments or supplements thereto and other relevant documents regarding the transactions contemplated by the transfer resolution described in this document filed with the U.S. Securities and Exchange Commission (SEC) because they will contain important information. Celanese AG shareholders may obtain these documents free of charge at the SEC’s web site, www.sec.gov, or from CEH. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Ordinary Shares in the United States

No vote or consent of any shareholder is being sought or solicited hereby. CEH intends to vote in favor of approval of the transfer resolution described in this document at the Annual General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Annual General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.